Commission File Number 001-31914

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that on 27 December 2013, Jiading Venture Capital, as the General Partner, and the Company, CLIC, P&C Company, Jiading Development, International Automobile City and China Credit Trust, each as a Limited Partner, entered into the Partnership Agreement in relation to the formation of the Partnership. Pursuant to the Partnership Agreement, the total capital contribution by all the partners of the Partnership shall be RMB5 billion, of which RMB1 billion shall be contributed by the Company.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. P&C Company is held as to 60% and 40% by CLIC and the Company, respectively, and is therefore an associate of CLIC. Thus, P&C Company also constitutes a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

BACKGROUND

The Board announces that on 27 December 2013, Jiading Venture Capital, as the General Partner, and the Company, CLIC, P&C Company, Jiading Development, International Automobile City and China Credit Trust, each as a Limited Partner, entered into the Partnership Agreement in relation to the formation of the Partnership. Pursuant to the Partnership Agreement, the total capital contribution by all the partners of the Partnership shall be RMB5 billion, of which RMB1 billion shall be contributed by the Company.

PARTNERSHIP AGREEMENT

Date

27 December 2013

Parties

• General Partner and Managing Partner:	Jiading Venture Capital;
• Limited Partners:	the Company;
CLIC;
P&C Company;
Jiading Development;
International Automobile City; and
China Credit Trust

Business scope of the Partnership

The business scope of the Partnership includes the investment in urban infrastructure facilities construction, the investment in urban development industry, and the related investment management and investment consulting services.

Term of the Partnership

The Partnership shall have a term of 14 years from the date on which its business license is issued, of which the first 10 years shall be the investment period and the remaining 4 years shall be the exit period. Upon expiry of the investment period, the Partnership may only conduct its existing businesses and may not invest in any new projects.

Commission File Number 001-31914

Capital contribution and payment

The total capital contribution by all the partners of the Partnership shall be RMB5 billion, with a paid-in capital of RMB2 billion, being the minimum amount required for launching project investments.

Partner	Capital contribution (RMB)	Percentage
The Company	1 billion	20%
CLIC	1.25 billion	25%
P&C Company	0.25 billion	5%
Jiading Venture Capital	0.3 billion	6%
Jiading Development	0.45 billion	9%
International Automobile City	0.75 billion	15%
China Credit Trust	1 billion	20%

The partners shall make their capital contribution in cash in one lump sum or by installments. The capital contribution to be borne by the Company shall be paid by the Company by two installments as follows:

•	First installment – RMB0.5 billion (i.e. half of the Company’s capital contribution) shall be paid by the Company within 30 days upon receipt of the first demand note, which shall be issued by the Managing Partner within 5 days upon receipt of a written opinion (other than a written objection) from the investment advisory committee in relation to the first batch of the proposed investment projects of the Partnership; and

•	Second installment – RMB0.5 billion (i.e. half of the Company’s capital contribution) shall be paid by the Company within 30 days upon receipt of the second demand note, which shall be issued by the Managing Partner within 5 days upon receipt of a written opinion (other than a written objection) from the investment advisory committee in relation to the second batch of the proposed investment projects of the Partnership. Such opinion shall be sought by the Managing Partner within 10 months upon receipt of the above mentioned first installment of the capital contribution.

The above capital contribution to be borne by the Company shall be funded by the Company’s internal resources.

Management of the Partnership

Jiading Venture Capital, the General Partner, shall serve as the Managing Partner who shall be responsible for the executive functions and investment operations of the Partnership. The Partnership shall have one general manager who shall be nominated by the Managing Partner and appointed or removed by the partners’ meeting.

Commission File Number 001-31914

Selection of investment projects

The Partnership shall establish an investment decision committee as its highest investment decision-making authority. All members of the investment decision committee shall be designated by the Managing Partner.

In addition, the Partnership shall establish an investment advisory committee to advise on and supervise the investment activities of the Partnership. Each of the Company, CLIC, P&C Company, Jiading Venture Capital and China Credit Trust shall designate one member of the investment advisory committee.

The investment projects to be selected by the Partnership shall meet the criteria set out in the Partnership Agreement, which include, among others, the project shall be implemented by an independent legal entity who shall be able to undertake its rights and obligations independently; the implementing entity and the operating region of the project shall be within the territory of Shanghai City; the investments shall focus on urban infrastructure facilities construction projects and urban development industry projects sponsored by the government; the relevant governmental authorities shall have approved the projects; and the projects shall have indicated a clear source of revenue, stable cash flow and appreciation potentials.

Profit distribution and loss sharing

Profit distribution

If the annualized rate of return of the Partnership shall be less than the rate specified in the Partnership Agreement, the Company, CLIC, P&C Company and China Credit Trust shall have priority over the other partners to receive the investment return, in which case the amount of investment return which represents no more than the rate specified in the Partnership Agreement shall be distributed among the Company, CLIC, P&C Company and China Credit Trust in proportion to their respective paid-in capital, and the balance shall be distributed to the other partners; if the annualized rate of return of the Partnership shall reach or exceed the rate specified in the Partnership Agreement, the investment return shall be distributed among all partners in proportion to their respective paid-in capital; in certain circumstances, the General Partner shall be entitled to receive a performance award.

Loss sharing

Losses of the Partnership shall be shared among all partners in proportion to their respective capital contributions, provided however that the Limited Partners shall be liable to the debts of the Partnership up to the amount of their capital contributions, and the General Partner shall bear unlimited joint and several liability for the debts of the Partnership.

Commission File Number 001-31914

Fees

The Partnership shall bear all expenses for the establishment, operation, termination, dissolution and liquidation of the Partnership. In addition, during the term of the Partnership, the Partnership shall pay an annual management fee to the Managing Partner in accordance with the Partnership Agreement.

Validity of the Partnership Agreement

The Partnership Agreement shall become effective after all partners and/or their agents have completed their internal procedures and signed on the Partnership Agreement.

Other provisions of the Partnership Agreement

Further capital contribution

Upon agreement by all partners of the Partnership and subject to satisfaction of certain conditions, the partners may make further capital contribution to the Partnership in an aggregate amount of RMB5 billion.

Special rights of the Company, CLIC and P&C Company

The Company, CLIC and P&C Company shall have the option to acquire the equity interest in, or make capital injection to, the project companies held by the Partnership, provided however that, upon completion of the acquisition or capital injection, the aggregate capital contribution made by the Company, CLIC and P&C Company in the project companies shall not be more than 20% of the capital contribution made by the Partnership.

If the Company makes further capital contribution to the Partnership, or exercises its option to acquire the equity interest in, or make capital injection to, the project companies held by the Partnership in accordance with the above provisions in the Partnership Agreement, the Company will comply with the applicable requirements of the Listing Rules as and when required.

GENERAL

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

Commission File Number 001-31914

Jiading Venture Capital is principally engaged in investment management, investment consultation (other than investment consultation in the areas of finance and securities), and corporate management consultation.

Jiading Development is principally engaged in development of properties and public facilities, and project contracting.

International Automobile City is principally engaged in industrial investment, assets operation, assets management, public facilities construction, property management, and property development.

China Credit Trust is principally engaged in trust business, investment fund business, financial advisory service, and securities underwriting.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction will be conducive to securing a long-term and steady investment return in cash for the Company, improving its allocation of assets and liabilities and serving as an opportunity for the Company to build up its cooperation with Shanghai Municipal Government, so as to support the development of its insurance business.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Wan Feng, Mr. Zhang Xiangxian and Mr. Wang Sidong hold positions in CLIC and/or P&C Company and have abstained from voting on the board resolution passed to approve the Transaction. Save as disclosed above, no other Director is regarded as having a material interest in the Transaction, and hence no other Director has abstained from voting on the board resolution to approve the Transaction.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. P&C Company is held as to 60% and 40% by CLIC and the Company, respectively, and is therefore an associate of CLIC. Thus, P&C Company also constitutes a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“China Credit Trust”	(China Credit Trust Co., Ltd.), a company established under the laws of the PRC with limited liability, which, to the best of the Directors’ knowledge, information and belief, after having made all reasonable enquiry, is a third party independent of the Company and its connected persons

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being Jiading Venture Capital

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“International Automobile City”	(Shanghai International Automobile City (Group) Co., Ltd.), a company established under the laws of the PRC with limited liability, which, to the best of the Directors’ knowledge, information and belief, after having made all reasonable enquiry, is a third party independent of the Company and its connected persons

Commission File Number 001-31914

“Jiading Development”	(Shanghai Jiading Industrial Zone Development (Group) Co., Ltd.), a company established under the laws of the PRC with limited liability, which, to the best of the Directors’ knowledge, information and belief, after having made all reasonable enquiry, is a third party independent of the Company and its connected persons

“Jiading Venture Capital”	(Shanghai Jiading Venture Capital Management Co., Ltd.), a company established under the laws of the PRC with limited liability, which, to the best of the Directors’ knowledge, information and belief, after having made all reasonable enquiry, is a third party independent of the Company and its connected persons

“Limited Partner(s)”	the partner(s) in the Partnership with limited liability up to the amount of their capital contributions under the Partnership Agreement, being the Company, CLIC, P&C Company, Jiading Development, International Automobile City and China Credit Trust

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Managing Partner”	the partner who is responsible for the executive functions and investment operations of the Partnership under the Partnership Agreement, being Jiading Venture Capital

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“Partnership”	(China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise (Limited Partnership)), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the Partnership Agreement of China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise (Limited Partnership) entered into among Jiading Venture Capital, as the General Partner, and the Company, CLIC, P&C Company, Jiading Development, International Automobile City and China Credit Trust, each as a Limited Partner on 27 December 2013

Commission File Number 001-31914

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the formation of the Partnership under the Partnership Agreement

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 December 2013

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore,
Anthony Francis Neoh, Tang Jianbang